News Release

Resin Systems Joint Venture Reaches Milestone With Completion of Composite Trailer Testing

Edmonton, Alberta, June 28, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced that its Joint Venture partner Euro-Projects (LTTC) Ltd., have successfully completed the second and final full load and performance test track testing of the complete composite material designed monocoque (unit body design – frame and chassis are one) semi-trailer.  This significant milestone allows the Joint Venture to proceed with implementing the technology into the market.

The major benefit of the monocoque composite semi-trailer design concept and associated manufacturing techniques is its ability to produce flatbed, curtain-sided or boxed trailers for both “weight-out” and “volume out” applications.  In this way, weight savings of 15% - 32% over conventional transport semi-trailers can be achieved, which offer significant payload and fuel saving advantages.

The molded composite chassis also offers significant aerodynamic advantages and is maintenance free due to the excellent fatigue, toughness and environmental durability of the composite materials.  The composite semi-trailer is also 20% stiffer than conventional steel semi-trailers and will be available at no significant cost premium.  This breakthrough will improve road-handling characteristics over conventional steel semi-trailers.

Work is continuing to enhance the weight saving even further through the use of Version® resins.   The Joint Venture anticipates initiating testing of Version® usage in the composite trailer in the 3rd quarter.  This activity, when completed will be an enhancement and will not impact implementing the current technology into the market.

The next phase of product implementation includes regulatory agency certification of the semi-trailer in various countries.

RSI president Greg Pendura states, “In this energy and environmentally conscious world, cost effective, lightweight composite semi-trailers are seen as a major breakthrough.”

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

President & CEO

Resin Systems Inc.

Ph: (780) 482-1953

Email: GregP@GroupRSI.com

www.grouprsi.com

Note: RS would like to remind shareholders and interested parties that regular commentary on the Company’s activities is available by registering for the Insight newsletter, a free-biweekly electronic publication of The Howard Group, www.howardgroupinc.com.

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.